Exhibit 99.3

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the management of Quest Rare Minerals Ltd. (the “Corporation”) of proxies to be used at the annual meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation. Information contained herein is given as of the date hereof unless otherwise specifically stated.

INTERNET AVAILABILITY OF PROXY-RELATED MATERIALS

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of Proxy-Related Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a new set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form and the Corporation’s 2013 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended October 31, 2013 and the related Management’s Discussion and Analysis.

The use of the Notice-and-Access is more environmentally friendly as it will help reduce paper use. It will also reduce the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting by contacting: (i) for Beneficial Shareholders with a 15-digit Control Number: Computershare Investor Services Inc. toll free at 1-800-564-6253; or (ii) for Beneficial Shareholders with a 12-digit Control Number: Broadridge Financial Solutions, Inc. toll free at 1-855-887-2244.

The Corporation is not using Notice-and-Access for delivery to shareholders that hold their shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of this Circular, related materials and the Corporation’s 2013 annual report via prepaid mail.

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.questrareminerals.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as: the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a voting instruction form, and supplemental mail list return card for Beneficial Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2014 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of this Circular and the Corporation’s 2013 annual report free of charge by contacting: (i) for Beneficial Shareholders with a 15-digit Control Number: Computershare Investor Services Inc. toll free at 1-866-962-0498 (within North America) or 514-982-8716 (outside North America); or (ii) for Beneficial Shareholders with a 12-digit Control Number: Broadridge Financial Solutions, Inc. toll free at 1-877-907-7643. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by April 8, 2014 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their voting instruction form by its due date.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Registered Shareholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to Computershare Investor Services Inc. (i) by mail or hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or (ii) by facsimile to 416-263-9524 or 1-866-249-7775. A Registered Shareholder may also vote using the internet at www.investorvote.com or telephone at 1-866-732-8683. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (Toronto time) on April 15, 2014 or be deposited with the Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof.

The document appointing a proxy must be in writing and executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Registered Shareholder submitting a form of proxy has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Registered Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Registered Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Registered Shareholder’s shares are to be voted.

Shareholders who are not Registered Shareholders should refer to “Notice to Beneficial Holders of Shares” below.

Revocation of Proxy

A Registered Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy personally attends the Meeting at which that proxy is to be voted, that Registered Shareholder may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney or authorized agent and deposited with (i) Computershare Investor Services Inc. at any time up to 5:00 p.m. (Toronto time) on April 15, 2014 by mail or by hand delivery to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or by facsimile to 416-263-9524 or 1-866-249-7775, (ii) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or (iii) with the chairman of the Meeting on the day of the Meeting before the commencement of the Meeting, or any adjournment thereof, and upon any such deposit, the proxy will be revoked.

Notice to Beneficial Shareholders

The information set out in this section is of significant importance to many shareholders, as a substantial number of shareholders are Beneficial Shareholders and do not hold shares of the Corporation in their own names. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders (shareholders whose names appear on the records of the Corporation as the registered holders of shares) can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Corporation. Those shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of those shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the shares of the Corporation registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the Notice Package, directly to NOBOs and indirectly through intermediaries to OBOs. NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Notice Package directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver the Notice Package to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Notice Package directly to NOBOs and indirectly through intermediaries to OBOs. The cost of the delivery of the Notice Package by intermediaries to OBOs will be borne by the Corporation.

The Corporation has used a NOBO list to send the Notice Package directly to NOBOs whose names appear on that list. If the Corporation’s transfer agent, Computershare Investor Services Inc., has sent these materials directly to a NOBO at the request of the Corporation, such NOBO’s name and address and information about its holdings of shares of the Corporation have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, any NOBO of the Corporation can expect to receive a voting instruction form from Computershare Investor Services Inc. NOBOs should complete and return the voting instruction form to Computershare Investor Services Inc. in the envelope provided. In addition, telephone voting and internet voting are available; instructions in respect of the procedure for telephone and internet voting can be found in the voting instruction form. Computershare Investor Services Inc. will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Notice Packages that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings on Form 54-101F7 (Request for Voting Instructions Made by Intermediary). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In forwarding the Notice Package to Beneficial Shareholders, Broadridge typically includes a voting instruction form in lieu of the form of proxy that some intermediaries employ. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge’s dedicated voting website at https://central-online.proxyvote.com to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation’s transfer agent and registrar, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly-executed proxies or voting instruction forms in favour of the persons designated in the enclosed form of proxy or voting information forms, in the absence of any direction to the contrary, will be voted for the: (i) election of directors; and (ii) appointment of auditors, as stated under such headings in this Circular. The shares represented by the proxy or voting instruction form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

As at March 12, 2014, there were 67,553,711 issued and outstanding common shares of the Corporation. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 7, 2014 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his or her name at the Meeting. The list of shareholders is available for inspection during usual business hours at the head office of the Corporation, 1155 University Street, Suite 906, Montreal, Québec and at the Meeting. Only shareholders of record as at the close of business on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. A shareholder of record on the Record Date will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, even though the shareholder may subsequently dispose of his or her shares. No shareholder who has become a shareholder after the Record Date will be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

PRINCIPAL SHAREHOLDER

As at March 12, 2014, to the best knowledge of the Corporation, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the common shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors currently consists of seven directors. The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his municipality of residence and principal occupation, the year in which such person became a director of the Corporation, the members of each committee of the Board of Directors, and the number of common shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name, municipality of residence and position with the Corporation	Principal occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at March 12, 2014

Peter J. Cashin(4) Burlington, Ontario, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	2007	1,571,885

Robert L. Leclerc(1)(2)(3) Henderson, Nevada, U.S.A. Chairman of the Board of Directors and Director	Business Consultant	2010	10,000

Ronald Kay(3)(4) Westmount, Québec, Canada Director	Business Executive	2007	570,392

John Panneton(1)(2)(3)(4) North York, Ontario, Canada Director	Retired Business Executive	2011	13,700

Name, municipality of residence and position with the Corporation	Principal occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at March 12, 2014

Michael Pesner, CPA, CA(1)(2)(3)(4) Montreal, Québec, Canada Director	President Hermitage Canada Finance Inc. (financial advisory services company)	2007	112,200

George Potter(1)(2)(4) Oakville, Ontario, Canada Director	Retired Mining Executive	2011	—

Neil Wiener Westmount, Québec, Canada Director and Secretary	Partner Fasken Martineau DuMoulin LLP (law firm)	2007	92,500

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical Committee.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually. The Corporation does not have an Executive Committee of the Board of Directors.

To the knowledge of the Corporation, none of the foregoing nominees for election as a director of the Corporation:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Michael Pesner, who was until May 25, 2011 a director of Prestige Telecom Inc., which filed in November 2011 a notice of intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada), which proposal was accepted by the creditors on March 12, 2012 and for which a Final Order was obtained from the Québec Superior Court on March 28, 2012; or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting for Directors

In March 2013, the Board of Directors adopted a majority-voting policy. Under this policy, in an uncontested election of directors, any nominee proposed for election as a director who receives a greater number of “withheld” votes than “for” votes is expected promptly following the date of the shareholders’ meeting at which the election occurred to tender his or her resignation to the Chairman of the Board of Directors for consideration by the Nominating Committee (the “Committee”) of the Board of Directors, with the resignation to take effect upon acceptance by the Board of Directors. This policy applies only to “uncontested elections”, that is, elections where the number of nominees for director is equal to the number of directors to be elected.

The Board of Directors will act on the Committee’s recommendation within 90 days following the date of the shareholders’ meeting at which the election occurred. Following the Board of Directors’ decision on the Committee’s recommendation, the Board of Directors will promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s offer of resignation, together with an explanation of the process by which the decision was made and, if applicable, the Board’s reason or reasons for rejecting the tendered resignation.

The Committee will be expected to recommend that the Board of Directors accept the resignation except in situations where extenuating circumstances would warrant that the director continue to serve on the Board of Directors. In considering whether or not to recommend the acceptance of a resignation, the Committee will consider all factors deemed relevant by the Committee, including the stated reason or reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered (including, for example, the impact the director’s resignation would have on the Corporation’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation’s securities are listed or posted for trading), such director’s contributions to the Corporation, and whether the director’s resignation from the Board of Directors would be in the best interests of the Corporation.

The Committee will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee may deem appropriate, including recommending acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the Committee to have substantially resulted in the “withheld” votes.

A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation will be accepted.

Shareholders should note that, as a result of the majority-voting policy, a ‘‘withhold’’ vote is effectively the same as a vote against a director nominee in an uncontested election.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and process and to discuss compensation relating to each person who acted as President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Corporation and the three most highly-compensated executive officers of the Corporation (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Corporation’s last financial year (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers”). For the fiscal year ended October 31, 2013, the Corporation had two Named Executive Officers, namely, Peter J. Cashin (CEO) and Mark Schneiderman (CFO).

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Board of Directors (the “Compensation Committee”) is comprised of four directors, namely John Panneton (Chairman), Robert L. Leclerc, Michael Pesner and George Potter, each of whom is an “independent” director within the meaning of National Instrument 52-110 Audit Committees. The Board of Directors is of the view that the Compensation Committee collectively has the knowledge, experience and background to fulfill its mandate, and that each of the members of the Compensation Committee has direct experience relevant to his responsibilities regarding executive compensation. In particular, Mr. Pesner has been associated with numerous public companies; Mr. Leclerc is a business and legal advisor, from June 2004 until April 2012, was Chairman of Minefinders Corporation Ltd. (then listed on the Toronto Stock Exchange and NYSE MKT) and also served as Chairman of that company’s audit committee; Mr. Panneton has extensive experience with public companies; and Mr. Potter is an experienced senior mining executive. These collective skills and extensive experience enable the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

The mandate of the Compensation Committee is to annually review and make recommendations to the Board of Directors with respect to the Corporation’s compensation and benefit programs for the Named Executive Officers and directors as well as other members of senior management of the Corporation, including base salaries, bonuses and stock option grants. In the assessment of the annual compensation of the Named Executive Officers, the Compensation Committee consults with senior management to develop, recommend and implement compensation philosophy and policy. The Compensation Committee also takes into consideration the competitiveness of the compensation packages offered to the Named Executive Officers. Compensation decisions are generally made in the first quarter of a fiscal year, in respect of performance achieved in the prior fiscal year.

Compensation Philosophy and Objectives

The compensation of the Corporation’s Named Executive Officers is determined by the Board of Directors upon recommendation by the Compensation Committee. The Corporation’s executive compensation program is generally designed to pay for performance and be competitive with other companies of comparable size in the same field of activity. The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Corporation’s executive officers other than himself. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer and the other Named Executive Officers. The general objective of the Corporation’s compensation philosophy is to: (i) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (ii) align management’s interests with the long-term interests of shareholders; (iii) provide a compensation package that is commensurate with other mining exploration companies in order to enable the Corporation to attract and retain talent; and (iv) ensure that the total compensation package is designed in a manner that takes into account the constraints under which the Corporation operates by virtue of the fact that it is a mining exploration company without a history of earnings. For the fiscal year ended October 31, 2013, the Compensation Committee recommended and the Board of Directors approved a combination of salary and equity-based compensation for all Named Executive Officers.

Executive Compensation Policy

The Corporation’s executive compensation program is generally comprised of a base salary and long-term incentives in the form of: (i) stock options granted under the Corporation’s 2007 Stock Option Plan (the “2007 Plan”) and 2012 Stock Option Plan (the “2012 Plan”); (ii) a Restricted Share Unit Plan (the “RSU Plan”); and (iii) a Deferred Share Unit Plan (the “DSU Plan”), all of which are described in detail in this Circular.

The 2012 Plan was adopted by the Board of Directors on March 2, 2012, in connection with the listing of the Corporation on the Toronto Stock Exchange, as the 2012 Plan complies with the applicable policies of the Toronto Stock Exchange. The 2012 Plan replaced the 2007 Plan, which complies with the policies of the TSX Venture Exchange, on which the Corporation was listed until March 1, 2012. Since the adoption of the 2012 Plan, all stock options granted by the Corporation have been granted under the 2012 Plan and no further stock options have been, or will be, granted under the 2007 Plan.

On March 9, 2012, upon recommendation of the Compensation Committee, the Board of Directors adopted the RSU Plan and DSU Plan.

The 2012 Plan, RSU Plan and DSU Plan are designed to attract and retain the key talent required to drive the Corporation’s long-term success by providing participants with an opportunity to share in the shareholder value to which they contribute. The Compensation Committee, at its sole discretion, and from time to time, may propose modifications to the executive compensation policy, including the removal or addition of compensation elements and amendments to the 2012 Plan, the RSU Plan and the DSU Plan. Any such modifications will be presented to the Board of Directors and, when required, to the shareholders, for approval.

Comparative Group and External Compensation Consultant

To ensure the competitiveness of the compensation offered to the Named Executive Officers and other senior executives of the Corporation, the Compensation Committee may retain, from time to time, the services of executive compensation consultants to provide advice on executive compensation.

In March 2011, the Compensation Committee retained the services of PCI-Perrault Consulting Inc. (“PCI”) to provide a benchmarking analysis and to advise the Corporation on the competitiveness and appropriateness of compensation programs offered to its executives. PCI reported to the Chair of the Compensation Committee and provided input on the philosophy and competitiveness of the incentive plan design and award values of the Corporation’s executive and director-compensation programs. During the fiscal year ended October 31, 2013, the Compensation Committee retained the services of PCI to provide assistance in determining the appropriate compensation for certain officers of the Corporation and for the members of the Corporation’s Technical Committee. In its role as executive-compensation consultants, in 2012, PCI attended Compensation Committee meetings at which executive and director-compensation matters were discussed.

The Compensation Committee used executive-compensation analyses prepared by PCI to position the Corporation’s compensation programs in the context of the market. Although the Compensation Committee may rely on information and advice obtained from consultants such as PCI, all decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the Compensation Committee and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives.

As part of the review process, the Compensation Committee conducted an analysis to examine and compare the Corporation’s compensation programs with a group of comparable companies to ensure the competitiveness and reasonableness of the compensation offered. In 2011, the Corporation’s compensation levels and practices were compared to those of eleven Canadian exploration companies (the “Comparative Group”), including companies that explore for rare earth elements, with market capitalization, revenues and financial performance comparable to those of the Corporation, taking into consideration the size of the Corporation, the geographic markets in which it operates and the responsibilities of its executive officers. The Comparative Group was comprised of the following:

Comparative Group

Anooraq Resources Corporation	Matamec Explorations Inc.
Avalon Rare Metals Inc.	Rare Element Resources Ltd.
Great Western Minerals Group Ltd.	Strateco Resources Inc.
Hathor Exploration Limited	Ucore Rare Metals Inc.
Energy Fuels Inc.	Ur-Energy Inc.
IC Potash Corp.

The Compensation Committee periodically reviews the Comparative Group to ensure that the companies included in the group share similar industry characteristics with the Corporation and have revenues and market capitalizations comparable to those of the Corporation.

Compensation Process

The Board of Directors, upon recommendation of the Compensation Committee, ensures that total compensation paid to the Named Executive Officers is fair and reasonable and accomplishes the following long-term objectives:

•	produce long-term, positive results for the Corporation’s shareholders;

•	align executive compensation with corporate performance; and

•	provide market-competitive compensation and benefits that will enable the Corporation to recruit, retain and motivate the executive talent necessary for the Corporation to be successful.

Elements of Executive Compensation

The compensation of the Named Executive Officers consists of two main components: base salary and long-term incentives, currently in the form of stock options and restricted share units (“RSUs”). The terms and conditions of employment contracts of certain of the Named Executive Officers are described below in the section entitled “Termination and Change of Control Benefits”. The following discussion describes the components of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective. The Corporation believes that:

•

base salaries provide an immediate cash incentive for the Named Executive Officers and should be at levels competitive with peer companies that compete with the Corporation for business opportunities and executive talent; and

•

stock options and RSUs ensure that the Named Executive Officers are motivated to achieve long-term growth of the Corporation and continuing increases in shareholder value, and provide capital accumulation linked directly to the Corporation’s performance.

Base Salaries

The base salary component of the compensation for the Corporation’s executives aims to reflect the median salaries paid by companies in the Comparative Group and companies of a size comparable with the Corporation for positions involving similar responsibilities and complexity, as well as the ability and experience of each executive. The base salary may be paid to the NEO in the form of a consulting fee.

Salaries are reviewed annually based on changes in the marketplace, the evolution of the executive’s competencies, and his individual performance as measured by the achievement of objectives determined annually by the executive together with the Chief Executive Officer and, with respect to the Chief Executive Officer, with the Compensation Committee.

Long-Term Incentive Plans

Long-term incentives are comprised of stock options and RSUs, and are intended to align executive compensation with the interests of the Corporation’s shareholders.

Stock Options

Pursuant to the 2012 Plan, which replaced the 2007 Plan, options may be granted by the Board of Directors, from time to time, to executives and other key employees. The terms of the 2012 Plan are described below in the section entitled “2012 Stock Option Plan”.

Option-grant guidelines are established pursuant to the Compensation Committee’s periodic review of the compensation policy, taking into account the competitiveness of total compensation and compensation practices within the Comparative Group, market trends, the current stage of development of the Corporation as well as the Corporation’s pay-for-performance philosophy. Option grants are determined based on the participant’s position and responsibility levels, without taking into account the number of stock options already held by such participant. The Board of Directors views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders. In 2013, the Board of Directors did not grant any stock options to the Named Executive Officers.

Restricted Share Units (RSUs)

On March 9, 2012, the Board of Directors adopted the RSU Plan for the Corporation’s executives and key employees. The terms of the RSU Plan are described below in the section entitled “Restricted Share Unit Plan”. The purpose of the RSU Plan is to attract and retain qualified individuals to serve as executives and key employees of the Corporation and to promote the alignment of interests of such executives and key employees, on the one hand, and the shareholders of the Corporation, on the other hand. As at the date hereof, 110,000 RSUs are outstanding. During the fiscal year ended October 31, 2013, no RSUs were granted to Named Executive Officers pursuant to the RSU Plan.

The Compensation Committee believes that the terms and conditions of the 2007 Plan and 2012 Plan combined with those of the RSU Plan adequately meet the objectives of attracting and retaining quality executives while promoting long-term development of the Corporation and maximizing shareholder value.

The Corporation’s approach is to position total direct compensation for the Named Executive Officers, which is the aggregate of salary, estimated value of stock options and RSUs, at approximately the median (50th percentile) of the Comparative Group. Future long-term incentive awards will take into consideration current and intended market positioning.

Group Benefits/Perquisites

The Named Executive Officers benefit from the Corporation’s group insurance plans. None of the NEOs benefits from a retirement plan.

Executive Compensation-Related Fees

(a)	Executive Compensation-Related Fees

“Executive Compensation-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Corporation’s directors and executive officers. PCI billed the Corporation $12,422 in Executive Compensation-Related Fees in the fiscal year ended October 31, 2013 and billed the Corporation $37,958 in Executive Compensation-Related Fees in the fiscal year ended October 31, 2012.

(b)	All Other Fees

“All Other Fees” consist of fees for services that are billed by each consultant or advisor mentioned above and which are not reported under “Executive Compensation-Related Fees”. PCI did not bill the Corporation for any other fees during the fiscal year ended October 31, 2013 or during the fiscal year ended October 31, 2012.

Assessment of Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee has assessed the Corporation’s compensation plans and programs for its executive officers to ensure alignment with the Corporation’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Corporation.

The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Corporation has not adopted a policy restricting its Named Executive Officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its Named Executive Officers or directors. To the knowledge of the Corporation, none of the Named Executive Officers or directors has purchased such financial instruments.

Summary of the Compensation of the Named Executive Officers

The following table provides information for the financial years ended October 31, 2013, 2012 and 2011 regarding compensation paid to or earned by the Named Executive Officers.

Summary Compensation Table

Name and Principal Occupation	Year	Salary(1) ($)		Share-Based Awards(2) ($)		Option-Based Awards(4) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value (5) ($)	All other Compensation ($)		Total Compensation ($)
							Annual Incentive Plans	Long-Term Incentive Plans

Peter J. Cashin President and Chief Executive Officer	2013 2012 2011	265,000 255,833 157,500		— 129,750 —	(3)	— 223,760 2,023,515	— — —	— — —	— — —	14,767 — 52,800	(6)	279,797 609,343 2,233,815

Mark Schneiderman(7) Chief Financial Officer	2013 2012 2011	140,000 135,893 83,333	(8)	— 43,250 —	(3)	— 55,940 403,519	— — —	— — —	— — —	6,883 — —		146,883 235,083 486,852

(1)	This column discloses the actual salary earned during the fiscal year indicated.

(2)	This column discloses the total value of RSUs granted to the Named Executive Officer during the fiscal year indicated.
(3)	This amount is equal to the number of RSUs multiplied by the closing price of the common shares of the Corporation on the Toronto Stock Exchange on June 27, 2012 ($1.73), the day before these RSUs were granted. These RSUs lapsed on January 25, 2013 when a vesting condition set by the Board of Directors was not met. Accordingly, no value has been or will be realized in respect of these RSUs.
(4)	This column discloses the total value of stock options granted to the Named Executive Officers during the fiscal year indicated. These figures do not reflect the current value of the stock options or the value, if any, that may be realized if and when the stock options are exercised. The fair value of stock options shown in this column was calculated using the Black-Scholes option-pricing model at the time of grant, using the same assumptions used for determining the equity-based compensation expense with respect to options granted to officers of the Corporation presented in the Corporation’s financial statements for the fiscal years ended October 31, 2012 and 2011 in accordance with generally accepted accounting principles. The Black-Scholes model was selected by the Corporation as it is the most widely-adopted and used option-valuation method. These assumptions are:

	2012	2011
Risk-free interest rate	1.28	1.85%
Forfeiture rate	2.00%	0.07%
Expected life of options	5 years	5 years
Expected volatility	99%	150%
Dividend rate	Nil	Nil
Fair value at grant time	$1.99	$4.04

(5)	The Corporation does not have a retirement plan.
(6)	During the fiscal year ended October 31, 2011, the Corporation retained the services of Mr. Cashin to carry out work on its exploration projects. For the fiscal year ended October 31, 2011, the total amount paid to Mr. Cashin for such services was $52,800.
(7)	On January 3, 2011, Mark Schneiderman replaced Ronald Kay as Chief Financial Officer of the Corporation.
(8)	This amount includes vacation pay of $1,999 and statutory holiday pay of $560.

Incentive Plan Awards

The following table sets out the details of all stock options held by the Named Executive Officers as at October 31, 2013, the end of the Corporation’s most recently-completed financial year.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)		Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested(3) ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed ($)
Peter J. Cashin	150,000	0.10	February 12, 2014	106,500	(2)	—	—	—
	300,000	0.75	July 27, 2014	18,000
	150,000	2.56	March 15, 2020	—
	500,000 100,000	4.43 2.95	November 2, 2020 February 17, 2022	— —
Mark Schneiderman	150,000 20,000 100,000 25,000	0.10 2.56 4.43 2.95	February 12, 2014 March 15, 2020 November 2, 2020 February 17, 2022	106,500 — — —	(2)	—	—	—

(1)	This column sets out the aggregate value of in-the-money unexercised options as at October 31, 2013, calculated based on the difference between the closing price of the common shares of the Corporation on the Toronto Stock Exchange as at October 31, 2013 ($0.81), and the exercise price of the stock options.
(2)	These options were exercised on February 11, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each NEO, the value of option-based awards and share-based awards which vested during the year ended October 31, 2013 and the value of non-equity incentive plan compensation earned during the year ended October 31, 2013.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Peter J. Cashin	—	—	n/a
Mark Schneiderman	—	—	n/a

(1)	The Corporation did not grant any option-based awards to its NEOs during the fiscal year ended on October 31, 2013 and no option-based awards vested during such period.
(2)	The Corporation did not grant any share-based award to its NEOs during the fiscal year ended on October 31, 2013 and no share-based awards vested during such period.

Termination and Change of Control Benefits

There are no employment contracts between the Corporation and its officers, and there are no plans or compensation mechanisms in favour of officers which could be triggered following a retirement, termination or change of control, other than the following.

Peter J. Cashin – President and Chief Executive Officer

The Corporation entered into an executive employment agreement dated as of March 7, 2011 with Peter J. Cashin, President and Chief Executive Officer of the Corporation, in replacement of a consulting services agreement entered into in July 2009. The executive employment agreement, which is for an indefinite term, provides that Mr. Cashin will receive an annual salary of $210,000, which may be increased at the sole discretion of the Board of Directors of the Corporation. The agreement may be terminated by the Corporation upon a breach by Mr. Cashin of certain terms and conditions thereof. The agreement may also be terminated by the Corporation at its discretion by paying Mr. Cashin an amount equal to two times the greatest of: (i) Mr. Cashin’s then-current annual base salary; (ii) the average of Mr. Cashin’s base salary during the three years immediately prior to the date of the termination of the agreement; and (iii) $210,000. Such amount will be payable to Mr. Cashin as a one-time lump-sum payment, in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. The agreement further provides that in the event of the termination of the agreement by the Corporation within one year of a “change in control” of the Corporation, as defined in the agreement, or in the event of the termination of the agreement by Mr. Cashin at his sole discretion not less than eleven months and not more than twelve months following a “change in control” of the Corporation, as defined in the agreement, the Corporation will make a one-time lump-sum payment to Mr. Cashin in an amount equal to three times the greatest of: (i) Mr. Cashin’s then-current annual base salary; (ii) the average of Mr. Cashin’s base salary during the three years immediately prior to the date of the termination of the agreement; and (iii) $210,000. Such amount will be payable to Mr. Cashin in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. Any such “change of control” payment is in lieu of, and cannot be combined with, the termination payment referred to above. The agreement also provides for the grant of stock options to Mr. Cashin upon approval by the Board of Directors of the Corporation, and the reimbursement of expenses incurred by Mr. Cashin in performing his duties under the agreement.

Mark Schneiderman – Chief Financial Officer

The Corporation entered into an executive employment agreement dated as of January 3, 2011 with Mark Schneiderman, Chief Financial Officer of the Corporation. The executive employment agreement, which is for an indefinite term, provides that Mr. Schneiderman will receive an annual salary of $100,000, which may be increased at the sole discretion of the Board of Directors of the Corporation. Mr. Schneiderman is also entitled to receive a performance bonus as and when determined by, and at the sole and unfettered discretion of, the Board of Directors, of any amount up to 10% of his base salary. The agreement may be terminated by the Corporation upon a breach by Mr. Schneiderman of certain terms and conditions thereof. The agreement may also be terminated by the Corporation at its discretion by providing Mr. Schneiderman with reasonable notice of termination, set out in the agreement, in effect, as one month plus one additional month for each full year of completed service following the first full year of service, or by paying an indemnity to Mr. Schneiderman in lieu of such reasonable notice. The agreement further provides that in the event of the termination of the agreement by the Corporation within one year of a “change in control” of the Corporation, as defined in the agreement, the Corporation will make a one-time lump-sum payment to Mr. Schneiderman in an amount equal to one and a half times Mr. Schneiderman’s then-current annual base salary. Such amount will be payable to Mr. Schneiderman in cash, less applicable statutory deductions and withholdings, no later than 30 days after the date of the termination of the agreement. Any such “change of control” payment is in lieu of, and cannot be combined with, the reasonable notice of termination or indemnity referred to above. The agreement also provides for the grant of stock options to Mr. Schneiderman upon approval by the Board of Directors of the Corporation, and the reimbursement of expenses incurred by Mr. Schneiderman in performing his duties under the agreement.

The following table sets out the amount that would have been payable to each Named Executive Officer had there been a change of control of the Corporation on October 31, 2013 and the severance payment that would have been payable to each Named Executive Officer had the Corporation terminated employment of the Named Executive Officer on October 31, 2013.

	First year of employment	Change of control payment ($)		Severance payable as of October 31, 2013
Name				Amount ($)		Employee health plan ($)
Peter J. Cashin	2008	795,000	(1)	530,000	(2)	—
Mark Schneiderman	2008	210,000	(3)	58,333	(4)	2,868

(1)	This amount represents a lump-sum payment equivalent to three times the base salary of the Named Executive Officer at the date of termination of his employment following a change of control of the Corporation.
(2)	This represents an amount equivalent to two times the base salary of the Named Executive Officer at the date of termination of his employment by the Corporation. Such amount would be payable as a one-time lump-sum payment, in cash, less applicable statutory deductions and withholdings, no later than 30 days following the date of termination of the Named Executive Officer’s employment.
(3)	This amount represents a lump-sum payment equivalent to one and a half times the base salary of the Named Executive Officer at the date of termination of his employment following a change of control of the Corporation.
(4)	This represents an amount equivalent to one month of the Named Executive Officer’s base salary plus one additional month for each full year of completed service following the first full year of service. Such amount would be payable in four monthly installments by way of regular payroll deposits, less applicable statutory deductions and withholdings, following the date of termination of the Named Executive Officer’s employment.

Had a Named Executive Officer’s employment been terminated on October 31, 2013, any unvested options previously granted to the Named Executive Officer and outstanding on that date would have been cancelled immediately; no other incremental payments would have been owed by the Corporation.

Director Compensation

In designing a compensation program for non-executive directors, the objective is to ensure that the Corporation attracts and retains highly-qualified and committed directors with an extensive level of experience, as well as to align interests of directors with those of the Corporation’s shareholders.

The Board of Directors sets the compensation for non-executive directors based on the Compensation Committee’s recommendations. The compensation for the directors consists of two main components: directors’ fees and long-term incentives, currently in the form of stock options and deferred share units (“DSUs”).

On September 21, 2011, following a review of directors’ compensation, the Board of Directors adopted, based on the recommendation of the Compensation Committee, a policy for the compensation of directors, effective as of August 1, 2011. Under the policy, the Corporation’s non-executive directors receive an annual fee of $25,000. In addition: (i) the Chairman of the Board of Directors receives an annual fee of $25,000; (ii) the Chairman of the Audit Committee receives an annual fee of $15,000; (iii) the Chairman of the Technical Committee receives an annual fee of $15,000; and (iv) the chairman of any other Board committee receives an annual fee of $5,000. The compensation is paid quarterly in arrears. The Board determined that for purposes of the foregoing compensation, the non-executive directors of the Corporation are all directors other than Mr. Cashin.

During the fiscal year ended October 31, 2013, the Corporation did not grant any stock options or DSUs to its non-executive directors for their services as directors.

The following table provides information for the financial year ended October 31, 2013 regarding compensation paid to or earned by the Corporation’s directors (other than the director who is a Named Executive Officer).

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)(3)	All other compensation ($)(5)		Total ($)
Robert L. Leclerc	50,000	—	—	—	—	8,827		58,827
Ronald Kay	30,000	—	—	—	—	8,725		38,725
John Panneton	30,000	—	—	—	—	8,725		38,725
Michael Pesner	40,000	—	—	—	—	8,827		48,827
George Potter	40,000	—	—	—	—	86,116	(6)	126,116
Neil Wiener(4)	25,000	—	—	—	—	—		25,000

Total	215	—	—	—	—	121,220		336,220

(1)	The Corporation did not grant any share-based awards to its directors during the fiscal year ended on October 31, 2013.
(2)	The Corporation did not grant any option-based awards to its directors during the fiscal year ended on October 31, 2013.
(3)	The Corporation does not have a retirement plan.
(4)	Mr. Wiener was a partner of Heenan Blaikie LLP, formerly legal counsel of the Corporation. See note 11(b) to the annual financial statements of the Corporation for the years ended October 31, 2013 and 2012 for the professional fees paid by the Corporation to Heenan Blaikie LLP during these two years.
(5)	These amounts represent the premium paid by the Corporation for health and medical insurance, or the equivalent, for the directors as well as a quarterly expense contribution of $600 to certain directors to defray the cost of acquiring and maintaining an office, electronic and telephone equipment and other incidental expenses.
(6)	This amount also includes a consulting fee of $75,000 paid to the director for technical-related activities for the Corporation.

Incentive Plan Awards

The following table sets out the details of all stock options held by the directors (other than the director who is a Named Executive Officer) as at October 31, 2013, the end of the Corporation’s most recently-completed financial year.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)		Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed ($)(2)
Robert L. Leclerc	350,000 40,000 20,000	4.69 4.43 2.95	October 18, 2020 November 2, 2020 February 17, 2022	— — —		—	n/a	20,250
Ronald Kay	150,000 50,000 350,000 20,000	0.75 2.56 4.43 2.95	July 27, 2014 March 15, 2020 November 2, 2020 February 17, 2022	9,000 — — —		—	n/a	20,250
John Panneton	250,000 20,000	5.72 2.95	January 6, 2021 February 17, 2022	— —		—	n/a	20,250
Michael Pesner	30,000 50,000 20,000	2.56 4.43 2.95	March 15, 2020 November 2, 2020 February 17, 2022	— — —		—	n/a	20,250
George Potter	150,000 20,000	2.24 2.95	October 6, 2021 February 17, 2022	—		—	n/a	20,250
Neil Wiener	16,667 50,000 30,000 100,000 20,000	0.10 0.75 2.56 4.43 2.95	February 12, 2014 July 27, 2014 March 15, 2020 November 2, 2020 February 17, 2022	11,833 3,000 — — —	(3)	—	n/a	20,250

(1)	This column sets out the aggregate value of in-the-money unexercised options as at October 31, 2013, calculated based on the difference between the closing price of the common shares of the Corporation on the Toronto Stock Exchange as at October 31, 2013 ($0.81) and the exercise price of the stock options.

(2)	This column discloses the total value of DSUs granted to the directors at October 31, 2013, calculated based on the number of DSUs (25,000 DSUs for each director) multiplied by the closing price of the common shares of the Corporation on the Toronto Stock Exchange on October 31, 2013 ($0.81).
(3)	These options were exercised on February 11, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each director (other than the director who is a Named Executive Officer), the value of option-based awards and share-based awards which vested during the year ended October 31, 2013 and the value of non-equity incentive plan compensation earned during the year ended October 31, 2013.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert L. Leclerc	—	—	n/a
Ronald Kay	—	—	n/a
John Panneton	—	—	n/a
Michael Pesner	—	—	n/a
George Potter	—	—	n/a
Neil Wiener	—	—	n/a

(1)	The Corporation did not grant any option-based awards to its directors during the fiscal year ended on October 31, 2013 and no option-based awards vested during such period.
(2)	The Corporation did not grant any share-based awards to its directors during the fiscal year ended on October 31, 2013 and no share-based awards vested during such period.

Performance Graph

The following graph compares the total return of a $100 investment in the common shares of the Corporation made on October 31, 2008, with the cumulative return of the S&P/TSX Composite Index for the period from October 31, 2008 to October 31, 2013.

The Corporation’s annualized return between October 31, 2008 and October 31, 2013 was 63.18%, compared to 6.48% for the S&P/TSX Composite Index.

During this period, the salaries of the Named Executive Officers, in particular that of Peter J. Cashin, President and Chief Executive Officer of the Corporation, have been adjusted annually to reflect the growth of the Corporation and the contribution made by the NEOs to such growth. The Corporation has entered into employment agreements with each of the current NEOs, which provide for annual salaries, in each case subject to adjustment, as described under “Termination and Change of Control Benefits” above.

INFORMATION ON THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of Michael Pesner (chairman), Robert L. Leclerc, John Panneton and George Potter, each of whom is an “independent” director within the meaning of National Instrument 52-110 Audit Committees. Reference is made to the section entitled “Audit Committee” of the Corporation’s Annual Information Form for the fiscal year ended October 31, 2013 for required disclosure relating to the Audit Committee. The Annual Information Form is available on SEDAR at www.sedar.com and can be obtained by contacting the Secretary of the Corporation at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7, telephone (514) 878-3551.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Aggregate Indebtedness

As of March 12, 2014, no person who is, or who was at any time during the fiscal year ended October 31, 2013, a director, executive officer, senior officer or employee, or a former director, executive officer, senior officer or employee, of the Corporation or a subsidiary thereof, and no person who is a proposed nominee for election as a director of the Corporation, and no associate of such persons, is, or was at any time since the beginning of the fiscal year ended October 31, 2013, indebted to the Corporation or a subsidiary of the Corporation, nor has any such person been indebted at any time since the beginning of the fiscal year ended October 31, 2013 to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation, other than Peter J. Cashin and Mark Schneiderman, who were indebted to the Corporation in amounts of $77,152 and $21,639, respectively. This indebtedness was repaid in full during such fiscal year.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out for: (i) each individual who is, or at any time during the fiscal year ended October 31, 2013 was, a director or executive officer of the Corporation; (ii) each proposed nominee for election as a director of the Corporation; and (iii) each associate of any such director, executive officer or proposed nominee, the indebtedness of such person since November 1, 2012, to: (a) the Corporation or any of its subsidiaries; or (b) another entity, if such indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof, other than “routine indebtedness” as defined in National Instrument 51-102 Continuous Disclosure Obligations.

Name and principal position	Involvement of the Corporation or subsidiary	Largest amount outstanding during fiscal year ended October 31, 2013 ($)		Amount outstanding March 12, 2014 ($)	Financially- assisted securities purchases during fiscal year ended October 31, 2013 (#)	Security for indebtedness	Amount forgiven during fiscal year ended October 31, 2013 ($)
Securities Purchase Programs
Peter J. Cashin President, Chief Executive Officer and Director	The Corporation is the lender	77,152	(1)	nil	nil	—	nil
Mark Schneiderman Chief Financial Officer	The Corporation is the lender	21,639	(1)	nil	nil	—	nil
Other Programs	—	—		—	—	—	—

(1)	These foregoing amounts were loaned on January 10, 2013 in order for Peter J. Cashin and Mark Schneiderman to exercise stock options during a “black-out” period and pay related taxes. These loans did not bear interest. The principal amounts of these loans were repaid to the Corporation by each of Messrs. Cashin and Schneiderman during the last fiscal year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at October 31, 2013, the end of the Corporation’s last fiscal year, with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Equity Compensation plan	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of shares remaining available for future issuance under the Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by shareholders	Stock Option Plans(1) RSU Plan DSU Plan	4,675,834 — 150,000	$ $	3.15 — 1.73	1,721,733 750,000 600,000

Equity compensation plans not previously approved by shareholders	—	Nil		Nil	Nil

(1)	Refers to the 2007 Plan and 2012 Plan.

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Professional Accountants, as the auditors of the Corporation until the next annual meeting of shareholders. Ernst & Young LLP, Chartered Professional Accountants, have been the auditors of the Corporation since December 15, 2010.

2012 STOCK OPTION PLAN

On March 2, 2012, the Board of Directors of the Corporation adopted the 2012 Stock Option Plan for directors, officers and employees of, and service providers to, the Corporation and its subsidiaries (the “2012 Plan”). The 2012 Plan was adopted by the Board of Directors in connection with the listing of the Corporation on the Toronto Stock Exchange, as the 2012 Plan complies with the applicable policies of the Toronto Stock Exchange. The 2012 Plan replaced the Corporation’s 2007 Stock Option Plan (the “2007 Plan”), which complies with the policies of the TSX Venture Exchange, on which the Corporation was listed until March 1, 2012. Since the adoption of the 2012 Plan, all stock options granted by the Corporation have been granted under the 2012 Plan and no further stock options have been, or will be, granted under the 2007 Plan. Options outstanding under the 2007 Plan may continue to be exercised in accordance with the 2007 Plan.

The following is a description of certain features of the 2012 Plan, as required by the Toronto Stock Exchange:

(a)	the aggregate number of common shares in respect of which options may be outstanding at any time under the 2012 Plan and under all of the Corporation’s other stock option plans (at present, the 2007 Plan) cannot exceed 10% of the issued and outstanding common shares of the Corporation at such time;

(b)	no option may be granted to any optionee unless the aggregate number of the common shares: (i) issued to “insiders” within any one-year period; and (ii) issuable to “insiders” at any time, under the 2012 Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, could not exceed 10% of the total number of issued and outstanding common shares of the Corporation, respectively. For the purpose of the 2012 Plan, the term “insiders” means “reporting insiders” as defined in National Instrument – 55-104 Insider Reporting Requirements and Exemptions;

(c)	the exercise price of options is set at the time of their grant, but cannot be less than the volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange for the last five days on which the common shares traded on the Toronto Stock Exchange immediately prior to the day on which the option is granted;

(d)	the maximum period during which an option may be exercised is ten years from the date on which it is granted;

(e)	if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the Corporation’s shares pursuant to the policies of the Corporation (a “Blackout Period”), or within ten business days of the expiry of such Blackout Period, the term of such option will be automatically extended for a period of ten business days immediately following the end of the Blackout Period;

(f)	at the time of granting an option, the Board of Directors, at its discretion, may set a “vesting schedule”, that is, one or more dates from which an option may be exercised in whole or in part;

(g)	options granted are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee;

(h)	if an optionee’s employment or service provider relationship with the Corporation is terminated for “serious reason”, within the meaning of the Civil Code of Québec, any options not then exercised terminate immediately;

(i)	if an optionee dies, options may be exercised by the person to whom the option is transferred by will or the laws of succession only for that number of common shares which the optionee was entitled to acquire at the time of death, for a period of one year after the date of death or prior to the expiration of the term of the option, whichever occurs earlier;

(j)	if an optionee becomes, in the determination of the Board of Directors, permanently disabled, options may be exercised only for that number of common shares which the optionee was entitled to acquire at the time of permanent disability, for a period of 90 days after the date of permanent disability or prior to the expiration of the term of the option, whichever occurs earlier;

(k)	upon an optionee’s employment, office, directorship or service-provider relationship with the Corporation terminating or ending other than by reason of death, permanent disability or termination for “serious reason”, options may be exercised for that number of common shares which the optionee was entitled to acquire at the time of such termination, for a period of 90 days after such date or prior to the expiration of the term of the option, whichever occurs earlier;

(l)	the 2012 Plan does not provide for financial assistance from the Corporation to option holders;

(m)	the Board of Directors may, by resolution, advance the date on which any option may be exercised in a manner to be set forth in such resolution, but will not, in the event of any such advancement, be under any obligation to advance the date on or by which any option may be exercised by any other optionee;

(n)	the Board of Directors may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions in the 2012 Plan concerning the effect of termination of the optionee’s employment will not apply for any reason acceptable to the Board of Directors;

(o)	if the Corporation is required under the Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with the exercise of an option by an optionee, then the optionee will, concurrently with the exercise of the option:

(i)	pay to the Corporation, in addition to the exercise price for the options, sufficient cash as is determined by the Corporation, in its sole discretion, to be the amount necessary to fund the required tax remittance;

(ii)	authorize the Corporation, on behalf of the optionee, to sell in the market, on such terms and at such time or times as the Corporation determines, in its sole discretion, such portion of the common shares being issued upon exercise of the option as is required to realize cash proceeds in an amount necessary to fund the required tax remittance; or

(iii)	make other arrangements acceptable to the Corporation, in its sole discretion, to fund the required tax remittance;

(p)	in the event that the Corporation proposes to amalgamate or merge with another company (other than a wholly-owned subsidiary of the Corporation), or to liquidate, dissolve or wind-up, or in the event that an offer to purchase common shares is made to all shareholders of the Corporation (other than the offeror or offerors), the Corporation has the right, upon written notice to each optionee holding options under the 2012 Plan, to permit the exercise of all options outstanding under the 2012 Plan within a 20-day period following the date of such notice and to determine that upon the expiry of such 20-day period, all options cease to have further force or effect;

(q)	approval by the shareholders of the Corporation is required for the following amendments to the 2012 Plan: (i) amendments to the number of shares issuable under the 2012 Plan, including an increase to a maximum percentage or number of shares; (ii) any amendment that increases the length of any Blackout Period; (iii) any amendment which reduces the exercise price or purchase price of an option; (iv) any amendment extending the term of an option held by an “insider” beyond its original expiry date except as otherwise permitted by the 2012 Plan; and (v) amendments required to be approved by shareholders under applicable law (including the rules, regulations and policies of the Toronto Stock Exchange); and

(r)	the Board of Directors of the Corporation may make the following types of amendments to the 2012 Plan without seeking approval from the shareholders of the Corporation: (i) amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 Plan or to correct or supplement any provision of the 2012 Plan that is inconsistent with any other provision of the 2012 Plan; (ii) amendments necessary to comply with the provisions of applicable law (including the rules, regulations and policies of the Toronto Stock Exchange); (iii) amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting administration of the 2012 Plan; (v) any amendment to the vesting provisions of the 2012 Plan or any option; (vi) any amendment to the early termination provisions of the 2012 Plan or any option, whether or not such option is held by an “insider” of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (vii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of eligible participants of shares under the 2012 Plan, and the subsequent amendment of any such provisions; (viii) the addition or modification of a cashless exercise feature, payable in cash or shares of the Corporation; (ix) amendments necessary to suspend or terminate the 2012 Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

The following is a description with respect to grants and exercises of options under the 2007 Plan and 2012 Plan, as required by the Toronto Stock Exchange:

(a)	since the inception of the 2007 Plan and 2012 Plan, the Corporation has granted options in respect of an aggregate of 8,812,500 common shares, representing 13.05% of the Corporation’s issued and outstanding common shares as at March 12, 2014;

(b)	since the inception of the 2007 Plan and 2012 Plan, the Corporation has issued 3,010,966 common shares upon the exercise of stock options, representing 4.46% of the Corporation’s issued and outstanding common shares as at March 12, 2014; and

(c)	as at March 12, 2014, there were options issued and outstanding in respect of an aggregate of 4,864,167 common shares, representing 7.20% of the Corporation’s issued and outstanding common shares as at that date.

The 2012 Plan provides that the maximum number of Shares issuable upon the exercise of options will not exceed the number which represents 10% of the issued and outstanding common shares of the Corporation from time to time. As a result, should the Corporation issue additional common shares in the future, the number of common shares issuable under the 2012 Plan will increase accordingly. The 2012 Plan is considered an “evergreen” plan, since the common shares covered by options which have been exercised will be available for subsequent grants under the 2012 Plan and the number of options available for grants increases as the number of issued and outstanding common shares of the Corporation increases. As such, under the policies of the Toronto Stock Exchange, a security-based compensation arrangement such as the 2012 Plan must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and is subject to shareholder renewal approval every three years thereafter. The 2012 Plan was confirmed and ratified by the shareholders of the Corporation at the annual and special meeting held on April 18, 2012.

The complete text of the 2012 Plan is available to shareholders on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the 2012 Plan should contact the Secretary of the Corporation at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7, telephone (514) 878-3551.

2007 STOCK OPTION PLAN

As noted above, the 2012 Plan replaced the 2007 Plan, which complies with the policies of the TSX Venture Exchange, on which the Corporation was listed until March 1, 2012. Since the adoption of the 2012 Plan, all stock options granted by the Corporation have been granted under the 2012 Plan and no further stock options have been, or will be, granted under the 2007 Plan. Options outstanding under the 2007 Plan may continue to be exercised in accordance with the 2007 Plan.

As required by the Toronto Stock Exchange, the following is a summary of the terms and conditions of the 2007 Plan:

(a)	the Board of Directors of the Corporation may grant options to acquire common shares of the Corporation to directors, officers and employees of, and service providers to, the Corporation and its subsidiaries;

(b)	the granting of an option to an officer or employee does not impose upon the Corporation any obligation to retain the optionee in its employ;

(c)	the maximum number of common shares that can be issued upon the exercise of options granted under the 2007 Plan, together with any common shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is equal to 10% of the number of the Corporation’s common shares issued and outstanding from time-to-time;

(d)	the exercise price of options is set at the time of the grant of the options, but cannot be less than the closing price of the Corporation’s common shares on the TSX Venture Exchange on the trading day immediately preceding the day on which an option is granted;

(e)	the maximum period during which an option may be exercised is ten years from the date on which they are granted;

(f)	all options vest immediately, subject to the power of the Board of Directors of the Corporation to set a vesting schedule for any option, and subject to the further condition that options granted to consultants performing investor-relations activities must vest over a period of at least twelve months, with no more than one-quarter of the options vesting in any three-month period;

(g)	options are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee;

(h)	options cannot be pledged, charged, transferred, assigned or otherwise encumbered or disposed of, on pain of nullity;

(i)	an option is exercised by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice must specify the number of common shares in respect of which the option is being exercised and be accompanied by payment in full of the purchase price, by certified cheque, for the number of shares specified;

(j)	if an optionee’s employment or service-provider relationship with the Corporation is terminated for cause, options not then exercised terminate immediately;

(k)	if an optionee dies, options may be exercised, for a period of one year after the date of death, for that number of common shares which the optionee was entitled to acquire at the time of death;

(l)	if an optionee becomes, in the determination of the Board of Directors, permanently disabled, options may be exercised, for a period of 90 days after the date of permanent disability, for that number of common shares which the optionee was entitled to acquire at the time of permanent disability, provided that if the optionee was engaged in investor-relations activities for the Corporation, the foregoing period is reduced to 30 days after the date of such permanent disability;

(m)	upon an optionee’s employment, office, directorship or service-provider relationship with the Corporation terminating or ending other than by reason of death, permanent disability or termination for cause, options may be exercised, for a period of 90 days after such date, for that number of common shares which the optionee was entitled to acquire at the time of such termination, provided that if the optionee was engaged in investor-relations activities for the Corporation, the forgoing period is reduced to 30 days after such date;

(n)	in the event of the subdivision of the common shares of the Corporation into a greater number of shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation must deliver to such optionee at the time of any subsequent exercise of his option in lieu of the number of common shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of common shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of common shares to which he was theretofore entitled upon such exercise;

(o)	in the event of the consolidation of the common shares of the Corporation into a lesser number of shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation must deliver to such optionee at the time of any subsequent exercise of his option in lieu of the number of shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of common shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of common shares to which he was theretofore entitled upon such exercise;

(p)	in the event the Corporation proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares of the Corporation or any part thereof is made to all holders of common shares of the Corporation, the Corporation has the right, upon written notice thereof to each optionee holding options under the 2007 Plan, to permit the exercise of all such options within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) will terminate and cease to have further force or effect whatsoever; and

(q)	subject to obtaining the necessary regulatory approvals, the Board of Directors may amend or discontinue the 2007 Plan at any time, provided, however, that no such amendment may adversely affect any option rights previously granted to an optionee under the 2007 Plan without the consent of the optionee, except to the extent required by law.

RESTRICTED SHARE UNIT PLAN

On March 9, 2012, the Board of Directors adopted the RSU Plan for the Corporation’s executives and key employees. The purpose of the RSU Plan is to attract and retain qualified individuals to serve as executives and key employees of the Corporation and to promote the alignment of interests of such executives and key employees, on the one hand, and the shareholders of the Corporation, on the other hand.

Under the RSU Plan, the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee after consultation with the Chief Executive Officer of the Corporation, grant RSUs to executives and key employees of the Corporation (each, an “RSU Participant”) from time-to-time in lieu of a bonus or other similar arrangement. The RSUs will be credited to an account maintained for the RSU Participant by the Corporation.

At the end of the second fiscal year of the Corporation following the fiscal year during which an RSU Participant provided services to the Corporation in respect of which RSUs were granted to the RSU Participant (a “Performance Cycle”), provided that termination of employment of such RSU Participant has not occurred prior to the Settlement Date (as defined below), other than by reason of death or long-term disability, as defined in the RSU Plan, an RSU Participant will receive either:

(a)	a number of common shares, to be issued from the Corporation’s treasury, equal to the number of RSUs granted to the RSU Participant which have vested at the end of such Performance Cycle; or

(b)	a lump-sum cash amount equal to the number of such vested RSUs multiplied by the fair market value of the common shares of the Corporation on the Settlement Date. The fair market value of the common shares will be equal to their average closing price during the last ten days on which the shares traded on the Toronto Stock Exchange preceding such Settlement Date.

Under the RSU Plan, “Settlement Date” means the date on which the Board of Directors of the Corporation approves the audited annual financial statements of the Corporation for the fiscal year coinciding with the end of the applicable Performance Cycle.

The mode of payment will be determined by the Board of Directors in its sole discretion. All payments will be made net of applicable withholdings. A maximum of 750,000 common shares may be issued from treasury under the RSU Plan, representing 1.11% of the issued and outstanding common shares of the Corporation as at March 12, 2014. The Corporation expects that the RSU Plan will be in effect for a number of years and that the maximum of 750,000 shares issuable from treasury will be sufficient for that purpose.

At the time of granting RSUs, the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee after consultation with the Chief Executive Officer of the Corporation, establish vesting conditions in respect of any RSUs, which vesting conditions may be based on corporate, financial and/or business objectives of the Corporation.

In the event of the termination of employment of an RSU Participant prior to the end of a Performance Cycle, other than by reason of death or long-term disability, as defined in the RSU Plan, all RSUs held by such RSU Participant, whether vested or not, will lapse and be cancelled, unless otherwise determined by the Board of Directors in its sole discretion. Any such cancellation will be as of the date on which: (i) in the event of termination of employment at the initiative of the Corporation, the RSU Participant is advised of the termination by the Corporation, or (ii) in the event of termination of employment at the initiative of the RSU Participant (that is, voluntary departure from the Corporation), the Corporation is advised of the termination by the RSU Participant, in both cases without taking into account any applicable notice period or severance payments made in lieu of such notice.

In the event of an RSU Participant’s death or long-term disability, as defined in the RSU Plan, prior to the end of a Performance Cycle, there will immediately vest, provided that all applicable vesting conditions have been met at such time, a number of RSUs equal to: (i) the number of RSUs granted to the RSU Participant in respect of the applicable Performance Cycle multiplied by (ii) the fraction arrived at by dividing the number of months elapsed in the Performance Cycle at the time of death or long-term disability, as the case may be, by 36. In such event, the balance of unvested RSUs will automatically lapse and be cancelled, unless the Board of Directors in its sole discretion determines that such balance of unvested RSUs may vest at the end of the applicable Performance Cycle.

In the event that the Corporation makes a public announcement that it has entered into an agreement to sell all or substantially all of its shares to a third party, by whatever means (a “Fundamental Transaction”), the Corporation will not grant any additional RSUs thereafter. In such event, all outstanding unvested RSUs will continue to vest until the completion, if any, of the Fundamental Transaction, at which time all such outstanding unvested RSUs will vest, whether or not the vesting conditions (if any) have been met at the date of completion of the Fundamental Transaction. In the event of a Fundamental Transaction, the settlement date will be the date of completion of the Fundamental Transaction and the Corporation will pay to an RSU Participant on such date, provided that termination of employment, other than by reason of death or long-term disability, as defined in the RSU Plan, of such RSU Participant has not occurred prior to the settlement date, for all RSUs held by such RSU Participant which have vested at the date of completion of the Fundamental Transaction, a lump-sum cash amount equal to the number of such vested RSUs multiplied by the fair market value of the common shares of the Corporation on the settlement date, defined as the average closing price of the shares during the last ten days on which the shares traded on the Toronto Stock Exchange preceding such settlement date. Any such payment will be made net of any applicable withholdings. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, deem the fair market value of the common shares of the Corporation to be the total consideration per share received by the shareholders of the Corporation pursuant to the Fundamental Transaction. The Board of Directors may also, in its sole discretion, determine that any given transaction involving the Corporation, its shares or assets constitutes a Fundamental Transaction.

RSUs may not be assigned or transferred, other than by will or the laws of succession. Nothing in the RSU Plan gives any RSU Participant a right to be retained as an employee of the Corporation.

The RSU Plan contains restrictions on the number of common shares which may be issued thereunder to the Corporation’s “insiders”, defined to have the same meaning as “reporting insiders” as defined in National Instrument 55-104 Insider Reporting Requirements and Exemptions (“Insiders”). Under the RSU Plan, no RSU may be granted to any RSU Participant unless the aggregate number of common shares of the Corporation: (a) issued to Insiders within any one-year period; and (b) issuable to Insiders at any time, under the RSU Plan, or when combined with all of the Corporation’s other security-based compensation arrangements (such as the 2007 Plan and 2012 Plan), cannot exceed 10% of the total number of issued and outstanding common shares of the Corporation, respectively.

Subject to the exceptions set out in paragraphs (a) to (c) below, the Board of Directors may amend, suspend or terminate the RSU Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the RSU Plan without seeking shareholder approval:

(i)	amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the RSU Plan or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan;

(ii)	amendments necessary to comply with the provisions of applicable law (including the rules, regulations and policies of the Toronto Stock Exchange);

(iii)	amendments necessary in order for RSUs to qualify for favourable treatment under applicable taxation laws;

(iv)	amendments respecting administration of the RSU Plan;

(v)	any amendment to the vesting provisions of the RSU Plan or any RSU;

(vi)	amendments to the definitions of certain terms in the RSU Plan;

(vii)	amendments to the settlement provisions of the RSU Plan or relating to any RSU, whether or not such RSU is held by an Insider;

(viii)	amendments necessary to suspend or terminate the RSU Plan; and

(ix)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments to the RSU Plan:

(a)	amendments to the number of common shares issuable under the RSU Plan, including an increase to a maximum percentage or number of shares;

(b)	any amendment which increases the number of RSUs that may be issued, or the number of common shares that may be issued or paid upon settlement of RSUs, to an RSU Participant who is an Insider; and

(c)	amendments required to be approved by shareholders under applicable law (including the rules, regulations and policies of the Toronto Stock Exchange).

In the event of any conflict between paragraphs (i) to (ix) and paragraphs (a) to (c) above, the latter will prevail.

Since the inception of the RSU Plan: (i) the Corporation has awarded 235,000 RSUs; (ii) 125,000 RSUs have lapsed, and (iii) no RSUs have been exercised, so that, as of the date of this Circular, there are 110,000 RSUs outstanding.

The complete text of the RSU Plan is available to shareholders on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the RSU Plan should contact the Secretary of the Corporation at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7, telephone (514) 878-3551.

DEFERRED SHARE UNIT PLAN

On March 9, 2012, the Board of Directors adopted the DSU Plan for the Corporation’s directors and key executives. The purpose of the DSU Plan is to attract and retain qualified individuals to serve as directors and key executives of the Corporation and to promote the alignment of interests of such directors and key executives, on the one hand, and the shareholders of the Corporation, on the other hand. It is expected that the Corporation’s directors will be granted a fixed number of DSUs on an annual basis, as determined by the Board of Directors, and that grants of DSUs to key executives of the Corporation will be on an exceptional basis.

Under the DSU Plan, the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, grant DSUs to directors and key executives of the Corporation (each, a “DSU Participant”). The DSUs will be credited to an account maintained for the DSU Participant by the Corporation.

Upon the termination of a DSU Participant’s service with the Corporation, the DSU Participant will receive either:

(a)	a number of common shares, to be issued from the Corporation’s treasury, equal to the number of DSUs in the DSU Participant’s account; or

(b)	a lump-sum cash amount equal to the number of DSUs in the DSU Participant’s account multiplied by the fair market value of the common shares of the Corporation on the date to be determined by the Corporation, which date will be no later than one year after such termination. The fair market value of the common shares will be equal to their average closing price during the last ten days on which the common shares of the Corporation traded on the Toronto Stock Exchange preceding the date determined by the Corporation in accordance with the foregoing.

Such payment shall be made on a date to be determined by the Corporation, which date is no later than one year after the date of termination of the DSU Participant. The mode of payment will be determined by the Board of Directors in its sole discretion. All payments will be made net of applicable withholdings. A maximum of 750,000 common shares may be issued from treasury under the DSU Plan, representing 1.11% of the issued and outstanding common shares of the Corporation as at March 12, 2014. The Corporation expects that the DSU Plan will be in effect for a number of years and that the maximum of 750,000 shares issuable from treasury will be sufficient for that purpose.

DSUs granted to key executives of the Corporation will be subject to the following additional conditions: (i) at the time of granting DSUs to a key executive, the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, establish vesting conditions in respect of such DSUs, which vesting conditions may be based on corporate, financial and/or business objectives of the Corporation; (ii) if the termination of the key executive occurs at any time for just cause, all DSUs held by the key executive will automatically lapse and be cancelled; (iii) if the termination of the key executive results at any time from death or from long-term disability, as defined in the DSU Plan, all DSUs held by the key executive will immediately vest; (iv) if the termination of the key executive occurs less than three years after the date of grant of DSUs, other than by reason of death or long-term disability, all such DSUs held by the key executive will automatically lapse and be cancelled, unless otherwise determined by the Board of Directors, in its sole discretion.

In the event that the Corporation makes a public announcement that it has entered into an agreement to sell all or substantially all of its shares to a third party, by whatever means (a “Fundamental Transaction”), the Corporation will not grant any additional DSUs thereafter. In such event, all outstanding unvested DSUs will continue to vest until the completion, if any, of the Fundamental Transaction, at which time all outstanding DSUs will vest, whether or not the vesting conditions (if any) have been met at the date of completion of the Fundamental Transaction. In the event of a Fundamental Transaction, the settlement date will be the date of completion of the Fundamental Transaction and the Corporation will pay to a DSU Participant on such date, provided, as regards a key executive, that a termination of service, other than by reason of death or long-term disability, as defined in the DSU Plan, has not occurred prior to the settlement date, for all DSUs held by such DSU Participant, a lump-sum cash amount equal to the number of such vested DSUs multiplied by the fair market value of the common shares of the Corporation on the settlement date, defined as the average closing price of the shares during the last ten days on which the shares traded on the Toronto Stock Exchange preceding such settlement date. Any such payment will be made net of any applicable withholdings. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, deem the fair market value of the common shares of the Corporation to be the total consideration per share received by the shareholders of the Corporation pursuant to the Fundamental Transaction. The Board of Directors may also, in its sole discretion, determine that any given transaction involving the Corporation, its shares or assets constitutes a Fundamental Transaction.

DSUs may not be assigned or transferred, other than by will or the laws of succession, or, subject to applicable law, to a dependent or relation (as that term is used in paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), including, without limitation, the spouse of a DSU Participant. Nothing in the DSU Plan gives any DSU Participant a right to be retained as an employee of the Corporation.

The DSU Plan contains restrictions on the number of common shares which may be issued thereunder to Insiders. Under the DSU Plan, no DSU may be granted to any DSU Participant unless the aggregate number of common shares of the Corporation: (a) issued to Insiders within any one-year period; and (b) issuable to Insiders at any time, under the DSU Plan, or when combined with all of the Corporation’s other security-based compensation arrangements (such as the 2007 Plan and 2012 Plan), cannot exceed 10% of the total number of issued and outstanding common shares of the Corporation, respectively.

Subject to the exceptions set out in paragraphs (a) to (c) below, the Board of Directors may amend, suspend or terminate the DSU Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the DSU Plan without seeking shareholder approval:

(i)	amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan;

(ii)	amendments necessary to comply with the provisions of applicable law (including the rules, regulations and policies of the Toronto Stock Exchange);

(iii)	amendments necessary in order for DSUs to qualify for favourable treatment under applicable taxation laws;

(iv)	amendments respecting administration of the DSU Plan;

(v)	any amendment to the vesting provisions of the DSU Plan or any DSU;

(vi)	amendments to the definitions of certain terms in the DSU Plan;

(vii)	amendments to the settlement provisions of the DSU Plan or relating to any DSU, whether or not such DSU is held by an Insider;

(viii)	amendments necessary to suspend or terminate the DSU Plan; and

(ix)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments to the DSU Plan:

(a)	amendments to the number of common shares issuable under the DSU Plan, including an increase to a maximum percentage or number of shares;

(b)	any amendment which increases the number of DSUs that may be issued, or the number of common shares that may be issued or paid upon settlement of DSUs, to a DSU Participant who is an Insider; and

(c)	amendments required to be approved by shareholders under applicable law (including the rules, regulations and policies of the Toronto Stock Exchange).

In the event of any conflict between paragraphs (i) to (ix) and paragraphs (a) to (c) above, the latter shall prevail.

Since the inception of the DSU Plan: (i) the Corporation has awarded 300,000 DSUs; (ii) no DSUs have lapsed, and (iii) no DSUs have been exercised, so that, as of the date of this Circular, there are 300,000 DSUs outstanding.

The complete text of the DSU Plan is available to shareholders on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the DSU Plan should contact the Secretary of the Corporation at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7, telephone (514) 878-3551.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” of the Corporation, that is: (a) the directors and executive officers of the Corporation; (b) any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s outstanding voting shares; (c) any director or executive officer of a person referred to in (b) above; or (d) any associate or affiliate of any “informed person” of the Corporation, has any material interest, direct or indirect, in any transaction since November 1, 2012 or in any proposed transaction which has materially affected or would materially affect the Corporation.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act provides, in effect, that a Registered Shareholder or a Beneficial Shareholder that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The Canada Business Corporations Act further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 12, 2014, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 12, 2014.

The foregoing is a summary only; shareholders should carefully review the provisions of the Canada Business Corporations Act relating to Proposals and consult with a legal advisor.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The Board of Directors considers that Ronald Kay, Robert L. Leclerc, John Panneton, Michael Pesner and George Potter are independent within the meaning of National Instrument 52-110 Audit Committees.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors considers that Peter J. Cashin and Neil Wiener are not independent within the meaning of National Instrument 52-110 Audit Committees in that Mr. Cashin is President and Chief Executive Officer of the Corporation, and Mr. Wiener is a partner of Fasken Martineau DuMoulin LLP, counsel to the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that five of the seven directors are independent within the meaning of National Instrument 52-110 Audit Committees. Accordingly, a majority of the Board of Directors is independent.

In addition, all four members of the Audit Committee of the Board of Directors are independent directors. The members of the Audit Committee are Michael Pesner (Chairman), Robert L. Leclerc John Panneton and George Potter.

Meetings of the Board of Directors are chaired by Robert L. Leclerc, an independent director. If necessary, the independent members of the Board of Directors can meet without non-independent directors and members of management present.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following director is currently a director of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Issuer
Michael Pesner	Alexandria Minerals Corporation Bitumen Capital Inc. Le Château Inc. Liquid Nutrition Group Inc. Richmont Mines Inc. Unite Capital Corp.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly scheduled meetings at which the Chief Executive Officer and other members of management are not in attendance. However, directors routinely hold an in camera session during the meetings of the Board of Directors where they meet without the Chief Executive Officer or other members of management of the Corporation being present

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Robert L. Leclerc, Chairman of the Board of Directors, is an independent director. The responsibilities of the Chairman include chairing all meetings of the Board of Directors and acting as a liaison between the Board of Directors and the President and Chief Executive Officer of the Corporation.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the period from November 1, 2012 to October 31, 2013, the Board of Directors held ten meetings. Attendance of directors at the ten meetings is indicated in the table below.

Peter J. Cashin	10/10	John Panneton	9/10
Robert L. Leclerc	10/10	Michael Pesner	10/10
Ronald Kay	10/10	George Potter	10/10
Neil Wiener	9/10

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has developed a written mandate for itself. The written mandate provides that the Board: (i) reports to the Corporation’s shareholders, who elect the Board annually, and (ii) ensures that the interests of shareholders, creditors, employees and the community are properly served, and that the Corporation acts in a lawful, ethical and responsible manner. The written mandate further provides that the responsibilities of the Board are to (a) act honestly and in good faith with a view to the best interests of the Corporation; (b) exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances; (c) consider strategic alternatives and select and approve a strategic plan; (d) approve an annual budget and operating plan; (e) identify the principal risks of the business, and monitor to see that they are being controlled; (f) select a Chief Executive Officer, approve all key executive appointments, and monitor the executive development process to ensure management continuity; (g) appoint a Chairman of the Board; (h) make certain that the technical basis of business decisions is sound, so as to prevent, to the greatest extent possible, economic or other error; (i) ensure that the Corporation has the financial resources sufficient to meet its commitments to lenders, employees and other stakeholders; (j) take action, separate from management, on issues that by law or practice require the independent action of a Board or one of its Committees; (k) ensure the Corporation has effective programs to provide a safe work environment; (l) ensure that the Corporation is employing sound environmental practices, and is operating in accordance with applicable laws, regulations and permits; (m) ensure that the Corporation has an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities; and (n) consistent with its other responsibilities to employees, the communities within which it works, their governments, and other stakeholders, to further the interests of the shareholders.

3.	Position Description

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman of the Board. No written position has been developed for the chairs of each of the committees of the Board. The Board has adopted charters for each of its committees that delineate the role and responsibilities of such committees.

The Chairman of the Board of Directors is responsible, in consultation with the President and Chief Executive Officer, for setting the agenda for, and chairing meetings of, the Board of Directors. In addition, the Chairman of the Board of Directors is responsible for the management, development and effective performance of the Board and provides leadership to the Board in all aspects of its work. The Chairman is also responsible for leading the Board’s periodic assessment of the management team and ensuring adherence by the Corporation to high standards of corporate governance.

The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board of Directors has developed a written position description for the President and Chief Executive Officer. The position description of the President and Chief Executive Officer includes the following duties and responsibilities: (i) to develop a strategic plan for recommendation to and approval by the Board of Directors; (ii) to develop an annual budget and operating plan for approval by the Board of Directors; (iii) to develop plans to enable the Board of Directors to discharge its responsibilities under the laws of the jurisdictions in which the Corporation operates; (iv) to execute successfully all plans approved by the Board of Directors; (v) to assume responsibility for the business and financial affairs of the Corporation and, in so doing, to recruit, train and develop a management team to achieve the Corporation’s plans; (vi) to act as and be the chief spokesperson for the Corporation; (vii) to act honestly and in good faith with a view to the best interests of the Corporation and, while so doing, ensure that all employees act in a like manner; and (viii) to devote substantially all of his working time to the Corporation.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

(i)	the role of the board, its committees and its directors; and

(ii)	the nature and operation of the issuer’s business.

The Corporation does not currently have a formal orientation program for new directors. The Board does not formally provide continuing education to its directors. The directors are experienced members, including five who are, or were, directors and/or senior officers of other Canadian reporting issuers. The Board of Directors relies on professional assistance when judged necessary in order to be educated or updated on a particular topic.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

In light of the Corporation’s size, nature and scope of operations, the Board of Directors believes the approach described above is practical and effective. There is currently no formal continuing education program in place. Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and Board members are entitled, at the Corporation’s expense, to acquire educational materials and attend seminars they determine necessary or appropriate to keep them up-to-date with current issues relevant to their service as directors of the Corporation.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees.

The Board of Directors adopted a Code of Business Conduct and Ethics on July 15, 2009, applicable to directors, senior officers and employees of the Corporation. A copy of the Code of Business Conduct and Ethics is available on the website of the Corporation at www.questrareminerals.com under the heading “Investors & Media /Corporate Governance” and on SEDAR at www.sedar.com.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Canada Business Corporations Act, to which the Corporation is subject, a director or officer of the Corporation must disclose to the Corporation, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (i) is a party to the contract or transaction; (ii) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (iii) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the Canada Business Corporations Act, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Corporation that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The directors are apprised of the activities of the Corporation and ensure that it conducts such activities in an ethical manner. The directors encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to consultants, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary actions for violations of ethical business conduct.

In addition, the Corporation takes measures to ensure that directors and officers do not trade in the Corporation’s shares at a time when disclosure of material information is pending.

On March 9, 2012, the Board of Directors adopted a “Whistleblower Policy” for the Corporation. The Whistleblower Policy provides in general that it is the responsibility of all directors, officers and employees of the Corporation to comply with the Corporation’s Code of Business Conduct and Ethics and to report violations or suspected violations thereof in accordance with the Whistleblower Policy. The Whistleblower Policy establishes a process for the reporting of such violations, including through a confidential incident-reporting hotline maintained by a third-party service provider engaged by the Corporation.

The Chairman of the Audit Committee is responsible for investigating and attempting to resolve all reported complaints and allegations. The Chairman is required to report to the Audit Committee at least annually on compliance activity.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Nominating Committee is responsible for recommending candidates for nomination to the Board of Directors. In making such recommendations, the Nominating Committee considers the qualifications, skills, expertise and competencies that:

(i)	the Board of Directors considers to be necessary for the Board of Directors, as a whole, to possess;

(ii)	the Board of Directors considers each existing director to possess; and

(iii)	each new nominee will bring to the Board of Directors.

Board members or management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chairman and other Board members on an ad hoc basis. An invitation to join the Board will be extended only after the Board has reached a consensus on the appropriateness of the candidate.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

On April 20, 2011, the Board of Directors created a Nominating Committee. The members of the Nominating Committee are Ronald Kay (Chairman), John Panneton, Robert L. Leclerc and Michael Pesner. The Nominating Committee is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee is responsible for, among other things, identifying and recommending to the Board of Directors new candidates for the Board of Directors and annually reviewing the credentials of existing board members to assess their suitability for re-election.

The Nominating Committee meets as often as is necessary to carry out its responsibilities.

The Nominating Committee is permitted access to all records and corporate information that it determines is required in order to perform its duties. The Nominating Committee has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to review and recommend to the Board of Directors for approval the remuneration of executive officers and directors of the Corporation. The process by which the Compensation Committee determines the compensation of the executive officers of the Corporation is described in the section entitled “Compensation of Executive Officers and Directors” above.

With respect to the compensation of the Corporation’s directors, see “Compensation of Directors” above.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the Compensation Committee are John Panneton (Chairman), Robert L. Leclerc, Michael Pesner and George Potter.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee’s primary role and responsibility concerns human resources and compensation policies and processes. Among the main responsibilities of the Compensation Committee is recommending the compensation of the Corporation’s executive officers and directors to the Board of Directors.

If the Compensation Committee considers it necessary, it may investigate and review any human resources or compensation matter relating to the Corporation. The Compensation Committee may retain outside experts and engage special legal counsel, if necessary.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In March 2011, the Compensation Committee retained the services of PCI to provide a benchmarking analysis and to advise the Corporation on the competitiveness and appropriateness of compensation programs offered to its executives. See “Compensation of Executive Officers and Directors Executive Compensation - Comparative Group and External Compensation Consultant” above. During the fiscal year ended October 31, 2013, the Compensation Committee retained the services of PCI to provide assistance in determining the appropriate compensation for certain officers of the Corporation and for the members of the Corporation’s Technical Committee.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

On June 7, 2012, the Board of Directors created a Technical Committee. The members of the Technical Committee are George Potter (Chairman), Ronald Kay, John Panneton and Michael Pesner. The Technical Committee advises management and the Board of Directors on matters concerning development of the Corporation’s Strange Lake project. The Technical Committee reviews the operations and activities of the Corporation from time to time and reviews and recommends annual exploration programs and overall capital and exploration budgets to the Board of Directors.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors is responsible for assessing the effectiveness of the Board of Directors, its committees and individual directors. Assessments are not conducted on a regular basis. The Board of Directors from time-to-time examines and comments on its effectiveness and that of its committees and makes adjustments when warranted.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2013, and additional information about the Corporation is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the financial statements of the Corporation for the fiscal year ended October 31, 2013 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to October 31, 2013 and Management’s Discussion and Analysis with respect thereto; or

(b)	this Circular,

please send your request to:

Quest Rare Minerals Ltd.

1155 University Street, Suite 906

Montreal, Québec

H3B 3A7

telephone: (514) 878-3551

telecopier: (514) 878-4427

e-mail: info@questrareminerals.com

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

(signed) Peter J. Cashin

President and Chief Executive Officer

DATED at Toronto, Ontario

March 12, 2014